SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juno Therapeutics, Inc.

(Name of Subject Company)

Juno Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number of Class of Securities)

Bernard J. Cassidy

General Counsel and Corporate Secretary

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Kenton J. King

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 14D-9. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Juno Therapeutics, Inc., a Delaware corporation (“Juno”), with the Securities and Exchange Commission (the “SEC”) on February 2, 2018, relating to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Juno, other than any Celgene-Owned Shares and Company-Owned Shares, for a purchase price of $87.00 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fourth paragraph, table and footnote of the section entitled “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Options” beginning on page 7 and replacing them with the following:

“The table below sets forth, as of and assuming the closing occurred on February 12, 2018, the Options held by each of Juno’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon, including, as vested, any Options for which vesting accelerates, as described above, based on the following: (i) the aggregate number of Shares subject to such Options that are vested, (ii) the aggregate number of Shares subject to such Options that are unvested and (iii) the value of all such Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Offer Price over the per share exercise prices of such Options held by the individual by the number of Shares subject to all such Options.

Name	Number of Shares Underlying Vested Options	Number of Shares Underlying Unvested Options	Estimated Cash Value of Company Stock Options
Named Executive Officers
Hans E. Bishop	841,743	155,836	$68,014,919
Robert Azelby	102,917	118,924	$11,666,725
Bernard J. Cassidy	319,543	82,093	$27,196,719
Steven D. Harr, M.D.	362,144	104,447	$29,195,738
Hyam Levitsky, M.D.(1)	223,671	73,679	$14,271,876
Other Executive Officers
Sunil Agarwal, M.D.	98,064	215,733	$19,766,073
Ann L. Lee, Ph.D.	70,080	82,820	$3,692,535
Non-Employee Directors
Howard H. Pien	36,000	—	$1,623,720
Hal V. Barron, M.D.	111,000	—	$7,671,720
Thomas O. Daniel, M.D.	12,000	—	$764,520
Anthony B. Evnin, Ph.D.	36,000	—	$1,623,720
Jay T. Flatley	30,000	—	$1,897,260
Richard D. Klausner, M.D.	36,000	—	$1,623,720
Robert T. Nelsen	36,000	—	$1,623,720
Rupert Vessey, BM BCh, DPhil	—	—	$—
Mary Agnes Wilderotter	111,000	—	$7,494,720

(1)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act (as defined below).”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the third paragraph, table and footnotes of the section entitled “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Restricted Stock Units and Restricted Share Awards” beginning on page 8 and replacing them with the following:

“On January 30, 2018 and January 31, 2018, Juno continued its historical practice of granting annual long-term equity incentive awards to its employees, including Juno’s executive officers. Under the terms of the Merger Agreement, Juno is permitted to grant RSU awards pursuant to its annual compensation review and promotion cycle, not to exceed $115 million in value in the aggregate. Consistent with Juno’s standard practice, the number of Shares subject to each RSU award was determined by dividing the target value of the award by the closing price of Juno’s common stock on the NASDAQ Global Select Market on the day that each of the awards was granted, resulting in awards of RSUs to the executive officers as follows: Hans Bishop: 66,246 RSUs; Robert Azelby: 25,639 RSUs; Bernard Cassidy: 25,639 RSUs; Steven Harr: 29,135 RSUs; Hyam Levitsky: 11,664 RSUs; Sunil Agarwal: 29,135 RSUs; and Ann Lee: 40,788 RSUs.

Pursuant to the terms of the Merger Agreement, these 2018 annual RSU awards will generally vest, subject to the applicable employee’s continued service, in four equal annual installments on each of the first four anniversaries of the applicable January 30, 2018 or January 31, 2018 grant date. These new grants of RSUs will be subject to the treatment set forth under the Merger Agreement and as described in the first paragraph above under this section “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Restricted Stock Units and Restricted Share Awards.”

The table below sets forth, as of and assuming the closing occurred on February 12, 2018, the RSUs and RSAs held by each of Juno’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon other than any accelerated vesting provisions described above, based on the following: (i) the aggregate number of Shares subject to such RSUs or RSAs (as applicable) and (ii) the value of such RSUs and RSAs (as applicable) on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to each award of RSUs or RSAs (as applicable).

Name	Number of Shares Underlying RSUs	Estimated Cash Value of RSUs (2)	Number of Shares Underlying RSAs	Estimated Cash Value of RSAs
Named Executive Officers
Hans E. Bishop	99,559	$8,661,633	48,829	$4,248,123
Robert Azelby	53,719	$4,673,553		$—
Bernard J. Cassidy	43,932	$3,822,084	—	$—
Steven D. Harr, M.D.	49,715	$4,325,205	50,009	$4,350,783
Hyam Levitsky, M.D.(1)	87,640	$7,624,680	—	$—
Other Executive Officers
Sunil Agarwal, M.D.	113,684	$9,890,508	—	$—
Ann L. Lee, Ph.D.	40,788	$3,548,556	35,004	$3,045,348
Non-Employee Directors
Howard H. Pien	5,050	$439,350	—	$—
Hal V. Barron, M.D.	3,780	$328,860	—	$—
Thomas O. Daniel, M.D.	—	$—	—	$—
Anthony B. Evnin, Ph.D.	—	$—	—	$—
Jay T. Flatley	—	$—	—	$—
Richard D. Klausner, M.D.	—	$—	—	$—
Robert T. Nelsen	3,234	$281,358	—	$—
Rupert Vessey, BM BCh, DPhil	—	$—	—	$—
Mary Agnes Wilderotter	—	$—	—	$—

(1)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act.
(2)	Includes RSUs granted to certain executive officers and directors on January 30, 2018 and January 31, 2018 pursuant to the terms of the Merger Agreement and subject to the treatment set forth in Section 2.8(l) of the Merger Agreement.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the second paragraph, the table and the footnotes under the section entitled “Golden Parachute Compensation” beginning on page 57, and replacing them with the following:

“The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the consummation of the Offer and closing of the Merger occurred on February 12, 2018 and that each named executive officer experienced a qualifying termination of employment on such date. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Name	Cash (1)	Equity (2)	Continued Coverage of COBRA Benefits (3)	Estimated Golden Parachute Tax Reimbursement (4)	Other	Total
Hans E. Bishop	$1,325,239	$45,762,093	$28,954	$4,223,285	$—	$51,339,571
Robert Azelby	$462,139	$18,928,028	$20,780	$2,820,494	$—	$22,231,441
Bernard J. Cassidy	$418,849	$16,078,313	$20,780	$2,923,948	$—	$19,441,890
Steven D. Harr, M.D.	$565,447	$25,928,979	$21,011	$3,148,268	$—	$29,663,705
Hyam Levitsky, M.D.(5)	$444,357	$18,510,271	$20,780	$1,829,582	$—	$20,804,990

(1)	Cash. Represents a payment equal to 24 months’ base salary for Mr. Bishop and 12 months’ base salary for the other named executive officers at the rate in effect as of February 12, 2018, for each officer as provided under the Change in Control and Severance Plan, as well as the bonus severance payable to each named executive officer as described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Change in Control and Severance Plan.” However, if triggered, the actual severance amount would reflect the executive’s base salary then in effect and the bonus amount actually payable pursuant to the terms of the Change in Control and Severance Plan. The amounts are “double-trigger” in nature (that is, triggered by a change of control for which payment is conditioned upon the officer’s termination without cause or resignation for good reason in connection with or following such change of control). Such amount is payable in a lump sum and is contingent on the officer’s execution and non-revocation of a general release of claims in favor of Juno and its affiliates. The amounts provided in the table above and described herein quantify the amount under the Change in Control and Severance Plan because the amount provided to each named executive officer pursuant to his offer letter agreement is a lesser amount and the Change in Control and Severance Plan provides for payment of the more favorable amount. The terms of the Change in Control and Severance Plan provide that for the duration of the time a named executive officer receives the severance benefits outlined above and described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Change in Control and Severance Plan,” the named executive officer will be subject to non-competition, non-solicitation and non-disparagement provisions as outlined in the Change in Control and Severance Plan.

(2)	Equity. Represents the value of the accelerated vesting of Juno Options, RSUs, PSUs, RSAs and PSAs (less exercise price, as applicable), which accelerated vesting is generally a “double-trigger” (that is, they are payable upon a qualifying termination that occurs within a specified period following a change in control, based on the assumptions described above, provided that certain portions of the named executive officers’ Options, RSUs, PSUs, RSAs and PSAs are subject to single-trigger vesting as described above in the section entitled “Arrangements Between Juno and its Executive Officers, Directors and Affiliates” beginning on page 5 of the Schedule 14D-9. The value of each such accelerated Juno Option, RSU, PSU, RSA and PSA is calculated at a per Share price equal to the Offer Price, reduced by the applicable exercise price with respect to the Options. Based on such per Share formula, the value of equity awards that would vest on a single-trigger basis is $27,888,744 for Mr. Bishop, $7,429,187 for Mr. Azelby, $6,378,051 for Mr. Cassidy, $14,547,481 for Dr. Harr and $9,134,596 for Dr. Levitsky. The table below breaks down the aggregate value of the accelerated vesting reflected in the “Equity” column above, by type of award, for each named executive officer.

Name	Value of Stock Option Payments	Value of RSU Payments (6)	Value of PSU Payments	Value of RSA Payments	Value of PSA Payments
Hans E. Bishop	$29,729,646	$8,661,633	$—	$4,248,123	$3,122,691
Robert Azelby	$11,131,784	$4,673,553	$—	$—	$3,122,691
Bernard J. Cassidy	$9,133,538	$3,822,084	$—	$—	$3,122,691
Steven D. Harr, M.D.	$14,130,300	$4,325,205	$—	$4,350,783	$3,122,691
Hyam Levitsky, M.D.(5)	$8,635,771	$7,624,680	$2,249,820	$—	$—

(3)	Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for a 24-month period for Mr. Bishop, and a 12-month period for all other named executive officers, based on the cost of such premiums as of February 12, 2018, and assumes that the premiums will remain unchanged from their levels in effect on such date. The amounts are double-trigger in nature. The amount provided in the table above and described herein quantifies the amount under the Change in Control and Severance Plan because the amount provided to each named executive officer pursuant to his offer letter agreement is a lesser amount and the Change in Control and Severance Plan provides for payment of the more favorable amount.
(4)	Represents the estimated Excise Tax Reimbursement Payment an executive officer could be entitled to receive, on both a “double-trigger” and “single-trigger” basis. In addition to the assumptions described above in the table to which this footnote relates, the value in this column was calculated assuming (a) a 20% excise tax rate and (b) an estimated effective tax rate, including the highest marginal rate of federal income taxation and state and local taxes at the highest marginal rate of taxation applicable to the Affected Individual and (c) all equity awards granted within one year of the presumed closing date of February 12, 2018 were granted in the ordinary course of business and not contingent on the Transaction. The actual amount of the Excise Tax Reimbursement Payment for each officer, if any, will not be determinable until after the consummation of the Transaction. The Excise Tax Reimbursement Payments are described in greater detail above in the section entitled “Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Certain Tax Reimbursement Arrangements” beginning on page 13 of the Schedule 14D-9.
(5)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act.
(6)	Includes RSUs granted to named executive officers on January 30, 2018 and January 31, 2018.”

Annex II – Interest in the Securities of the Subject Company

Annex II of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the first table set forth in Annex II.

Name of Person	Transaction Date	Number of Shares of Common Stock	Securities Acquired (A) or Disposed of (D)	Purchase Price (if applicable)	Nature of Transaction
Bernard J. Cassidy	2/07/2018	26,634	D	$0.00	Bona fide gift.

Steve Harr	2/07/2018	1,704	D	$85.49	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3.

Steve Harr	2/07/2018	162,790	D	$0.00	Bona fide gift.

Robert Azelby	2/08/2018	834	A	$25.29	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.

Robert Azelby	2/08/2018	2,663	A	$20.76	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.

Robert Azelby	2/08/2018	3,497	D	$85.77	Sale effected pursuant to a Rule 10b5-1 trading plan adopted on March 20, 2017.

Richard Klausner	2/08/2018	23,250	D	$0.00	Bona fide gift.

Anthony Evnin	2/09/2018	25,000	D	$0.00	Bona fide gift.

Howard Pien	2/09/2019	12,251	D	$0.00	Bona fide gift.

Robert Azelby	2/12/2018	4,159	D	$85.55	Sale effected pursuant to a Rule 10b5-1 trading plan adopted on March 20, 2017.

Howard Pien	2/13/2019	1,162	D	$0.00	Bona fide gift.

Anthony Evnin	2/14/2018	38,842	D	$0.00	Bona fide gift.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Juno Therapeutics, Inc.

Dated: February 20, 2018	By:	/s/ Bernard J. Cassidy
	Name:	Bernard J. Cassidy
	Title:	General Counsel and Corporate Secretary